

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2010

Mr. Paul J. Masschelin
Senior Vice-President, Finance and Administration
Imperial Oil Limited
237 Fourth Avenue SW
Calgary, Alberta
Canada T2P 3M9

   Re: Imperial Oil Ltd
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed February 26, 2010
     Response Letter Dated May 21, 2010
     Response Letter Dated August 25, 2010
     Response Letter Dated November 15, 2010
     File No. 000-12014

Dear Mr. Masschelin:

  We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          H. Roger Schwall
          Assistant Director